Exhibit 99.1

UNDERWRITING AGREEMENT

March 27, 2024

ATS Corporation

730 Fountain Street North, Building #3

Cambridge, Ontario N3H 4R7

and

Mason Capital Master Fund, L.P.

c/o Mason Capital Management LLC

110 East 59th Street

New York, New York 10022

Ladies and Gentlemen:

The undersigned, Scotia Capital Inc., (the “Sole Bookrunner” or “Underwriter”), understands that Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Selling Shareholder”) proposes to sell to the Underwriter 3,500,000 common shares (the “Firm Shares”) of ATS Corporation (the “Company”), on a “bought deal basis”, which Firm Shares, and any Optional Shares (as defined below), shall have the material attributes described in and contemplated by the Prospectus (as defined below).

The common shares of the Company are hereinafter referred to as the “Common Shares”.

The Company meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Saskatchewan, Northwest Territories, Nunavut and Yukon (collectively with Ontario, the “Canadian Qualifying Jurisdictions”) and applicable Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to NI 44-101 (as defined below), NI 44-102 (as defined below) and the WKSI Blanket Orders (as defined below) (together, the “Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to the Canadian Base Prospectus (as defined below). The Company has prepared and filed (i) with the Canadian Securities Regulators (as defined below) in the Canadian Qualifying Jurisdictions (a) a short form base shelf prospectus of the Company dated March 27, 2024, relating to the potential distribution of Common Shares and securities of the Company (together with all of the documents and information incorporated therein by reference, the “Canadian Base Prospectus”) pursuant to the Shelf Procedures and (ii) with the Canadian Securities Regulators in the Canadian Qualifying Jurisdictions, a preliminary (draft) prospectus supplement dated March 27, 2024 relating to the distribution of the Shares (together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Prospectus, together with all of the documents and information incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”.

In addition, the Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act (as defined below). The Company has prepared and filed with the SEC (as defined below) pursuant to the MJDS (as defined below), (i) a registration statement on Form F-10 (File No. 333-278270 ) for the registration of the offering under the U.S. Securities Act, including the Canadian Base Prospectus, and (ii) the Canadian Preliminary Prospectus Supplement, in each case, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectuses relating to the distribution of the Shares used in the United States included in such registration statement at the time it became effective, including the documents incorporated by reference therein, are herein together called the “U.S. Preliminary Prospectus”. The effective time and date of such registration statement on Form F-10 is hereinafter called the “Effective Date”. Such registration statement on Form F-10, including any amendment thereof on or prior to the Effective Date and including the exhibits thereto, the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the Effective Date for purposes of Section 11 under the U.S. Securities Act, is herein called the “Registration Statement.” The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”). “Preliminary Offering Documents” means the Canadian Preliminary Prospectus and U.S. Preliminary Prospectus (including, for greater certainty, the documents incorporated therein by reference).

In addition, the Company will prepare and file a final prospectus supplement (the “Canadian Prospectus Supplement”) to the Canadian Base Prospectus, and all necessary related documents in order to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions (such Canadian Prospectus Supplement, together with the Canadian Base Prospectus, including all documents incorporated therein by reference (but not including any prospectus supplement other than the Canadian Prospectus Supplement), is hereinafter referred to as the “Canadian Final Prospectus”).

The Company will prepare and file with the SEC the Canadian Prospectus Supplement with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, (such prospectus supplement together with the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC included in the Registration Statement relating to the distribution of the Shares used in the United States, including the documents incorporated by reference therein, is herein called the “U.S. Final Prospectus”). “Final Offering Documents” means the Canadian Final Prospectus and U.S. Final Prospectus (including, for greater certainty, the documents incorporated therein by reference).

As used herein, the “Applicable Time” is 4:15 p.m. (New York City time) on March 27, 2024. As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act, and a “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, identified in Schedule A hereto, and “road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the U.S. Securities Act that has been made available without restriction to any person and that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act) (each such road show, a “Road Show”).

As used herein, the terms “Registration Statement,” “Preliminary Offering Documents,” “Time of Sale Prospectus” and “Final Offering Documents” shall include the documents incorporated or deemed to be incorporated by reference therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

All references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the U.S. Exchange Act (as defined below) or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriter agrees to purchase from the Selling Shareholder, and the Selling Shareholder, by its acceptance hereof, agrees to sell to the Underwriter, all but not less than all of the Firm Shares, in each case, at the Closing Time (as defined below) at a price of CAD$46.55 per share (the “Purchase Price”).

By acceptance of this Agreement, the Selling Shareholder hereby grants to the Underwriter an unassignable right (the “Over-Allotment Option”) to purchase up to an aggregate of 147,000 additional Common Shares of the Company (the “Optional Shares”) from the Selling Shareholder at the Option Closing Time (as defined below) at a purchase price per share equal to the Purchase Price and otherwise on the same basis as the purchase of the Firm Shares. The Underwriter may elect to exercise the Over-Allotment Option in whole or from time to time in part by providing written notice (an “Exercise Notice”) to the Selling Shareholder not later than the 30th day after the date of this Agreement (as defined below), which Exercise Notice shall specify the number of Optional Shares to be purchased by the Underwriter and the date on which such Optional Shares are to be purchased (the “Option Closing Date”). Such date may be the same as the Closing Date but not earlier than the Closing Date and shall be at least two Business Days (as defined below) (or such shorter time as agreed to by the Selling Shareholder and the Underwriter), but not more than five Business Days, after the date on which the Exercise Notice is delivered to the Selling Shareholder.

The Firm Shares and the Optional Shares are hereinafter collectively referred to as the “Shares”.

1.	Definitions

In this Agreement:

“Actions” has the meaning given to it in Section 7(m);

“affiliate” has the meaning given to such term in National Instrument 45-106 Prospectus Exemptions;

“Agreement” means this underwriting agreement, as it may be amended;

“Anti-Money Laundering Laws” has the meaning given in Section 7(aa);

“Applicable Securities Laws” means all applicable Canadian Securities Laws and U.S. Securities Laws;

“Applicable Time” has the meaning given above;

“Audited Financial Statements” means the audited consolidated financial statements of the Company for the years ended March 31, 2023 and 2022, together with the related auditors’ reports thereon and the notes thereto, incorporated by reference in the Offering Documents;

“Business Day” means any day on which each of NYSE and the TSX is open for trading;

“Canadian Base Prospectus” has the meaning given above;

“Canadian Final Prospectus” has the meaning given above;

“Canadian Offering Documents” means, collectively, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, and any amendment or supplement thereto;

“Canadian Preliminary Prospectus” has the meaning given above;

“Canadian Preliminary Prospectus Supplement” has the meaning given above;

“Canadian Prospectus Amendment” means, collectively, any amendment to the Canadian Final Prospectus and any documents incorporated or deemed incorporated by reference therein and any amendment or supplemental prospectus that may be filed by or on behalf of the Company under applicable Canadian Securities Laws relating to the Offering;

“Canadian Prospectus Supplement” has the meaning given above;

“Canadian Qualifying Jurisdictions” has the meaning given above;

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements, discretionary orders, and notices of the Canadian Securities Regulators;

“Canadian Securities Regulators” means the applicable securities commissions and securities regulatory authorities in the Canadian Qualifying Jurisdictions;

“CDS” has the meaning given in Section 14;

“Closing” means the completion of the sale and delivery by the Selling Shareholder and the purchase by the Underwriter, of the Firm Shares pursuant to this Agreement;

“Closing Date” means April 3, 2024 or such other date as the Selling Shareholder, the Company and the Underwriter may agree upon in writing, or as may be changed pursuant to this Agreement, but in any event shall not be later than April 11, 2024;

“Closing Time” means 8:00 a.m. (New York City time) on the Closing Date;

“Code” has the meaning given in Section 7(w);

“Common Shares” has the meaning given above;

“Company” has the meaning given above;

“comparables” has the meaning given in NI 41-101;

“Credit Facilities” means that certain Fifth Amended and Restated Credit Agreement dated as of July 29, 2020, as amended by the First Amending Agreement dated as of May 21, 2021, the Second Amending Agreement dated as of August 12, 2021, the Third Amending Agreement dated as of November 4, 2022, and the Fourth Amending Agreement dated as of October 5, 2023, by and among the Company, Automation Tooling Systems Enterprises, Inc., and Automation Tooling Systems Enterprises GmbH, as borrowers, the subsidiaries of the Company named from time to time therein as guarantors, the lenders named therein and the Bank of Nova Scotia, as administrative agent, as may be further amended or restated from time to time;

“distribution” has the meaning given to it in the Securities Act (Ontario);

“DTC” has the meaning given in Section 14;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” has the meaning given above;

“Environmental Laws” has the meaning given in Section 7(v);

“ERISA” has the meaning given in Section 7(w);

“Exercise Notice” has the meaning given above;

“Final Offering Documents” has the meaning given above;

“Financial Statements” means the Audited Financial Statements and the Interim Financial Statements;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Firm Shares” has the meaning given above;

“Form F-X” has the meaning given above;

“free writing prospectus” has the meaning given above;

“IFRS” has the meaning given in Section 7(c);

“Incorporated Documents” has the meaning given above;

“Indemnified Party” has the meaning given in Section 18(d);

“Indemnifying Party” has the meaning given in Section 18(d);

“Intellectual Property” has the meaning given in Section 7(p);

“Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of the Company as at and for the quarter ended December 31, 2023, together with the notes thereto, incorporated by reference in the Offering Documents;

“IT Systems” has the meaning given in Section 7(gg);

“Lien” means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“limited-use version” has the meaning given in NI 41-101;

“marketing materials” has the meaning given in NI 41-101;

“Material Adverse Effect” or “Material Adverse Change” means any fact, effect, change, event, occurrence or any development involving a change, that is, or is reasonably likely to be, materially adverse to (A) the business, properties, assets, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole or (B) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or the Final Offering Documents;

“material change” has the meaning given to it in the Securities Act (Ontario);

“Material Subsidiaries” has the meaning given in Section 7(e);

“misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or applicable U.S. Securities Laws;

“MJDS” means the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Regulators and the SEC;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“notice” has the meaning given in Section 27;

“NYSE” means the New York Stock Exchange;

“OFAC” has the meaning given in Section 7(bb);

“Offering” means the offering and sale of the Shares to the Underwriter pursuant to the terms of this Agreement;

“Offering Document Amendment” means any amendment or supplement to any Offering Document pursuant to this Agreement, including, in respect of the Canadian Final Prospectus, any Canadian Prospectus Amendment;

“Offering Documents” means the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, the Final Offering Documents and any Offering Document Amendments (including, for greater certainty, the documents incorporated therein by reference);

“Optional Shares” has the meaning given above;

“Option Closing Date” has the meaning given above;

“Option Closing Time” means 8:00 a.m. (New York City time) on the Option Closing Date;

“OSC” means the Ontario Securities Commission;

“Over-Allotment Option” has the meaning given above;

“person” includes any individual, sole proprietorship, limited or general partnership or general partner acting on behalf thereof, firm, entity, unincorporated association or organization, trust or trustee acting on behalf thereof, body corporate, company, limited or unlimited liability company or governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Personal Data” has the meaning given in Section 7(gg);

“Plan” has the meaning given in Section 7(w);

“Preliminary Offering Documents” has the meaning given above;

“provide” or “provided”, in the context of sending or making available marketing materials to a potential purchaser of Shares, has the meaning given in NI 41-101;

“Purchase Price” has the meaning given above;

“Registration Statement” has the meaning given above;

“Road Show” has the meaning given above;

“Sanctioned Countries” has the meaning given in Section 7(bb);

“Sanctions” has the meaning given in Section 7(bb);

“SEC” means the United States Securities and Exchange Commission;

“Selling Firm” has the meaning given in Section 3(a);

“Selling Shareholder” has the meaning given above;

“Selling Shareholder Information” means in respect of the Selling Shareholder: (i) the sections in each of the Preliminary Offering Documents and Final Offering Documents entitled “The Selling Shareholder”, and (ii) any information relating solely to the Selling Shareholder and furnished by the Selling Shareholder in writing for use in any Offering Document;

“Shares” has the meaning given above;

“Shelf Information” means, collectively, the information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement;

“Shelf Procedures” has the meaning given above;

“subsidiary” has the meaning given to such term in National Instrument 45-106 Prospectus Exemptions;

“template version” has the meaning given in NI 41-101 and includes any revised template version of marketing materials as contemplated in NI 41-101;

“Time of Sale Prospectus” has the meaning given above;

“TSX” means The Toronto Stock Exchange;

“Underwriter” has the meaning given to it above;

“Underwriter’s Information” means information and statements relating solely to the Underwriter which has been provided by the Underwriter to the Company in writing specifically for use in the Offering Documents, it being understood and agreed that the only such information furnished by the Underwriter consists of the following information: its name and the eleventh and twelfth paragraphs in the section titled “Plan of Distribution”;

“Underwriting Fee” has the meaning given in Section 13;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Final Prospectus” has the meaning given above;

“U.S. Preliminary Prospectus” has the meaning given above;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means United States federal and state securities laws, including, but not limited to, the U.S. Exchange Act and the U.S. Securities Act;

“WKSI Blanket Orders” means Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) as amended by OSC Rule 44-502 – Extension of Ontario Instrument 44-501 – Certain Prospectus Requirements for Well-known Seasoned Issuer and, as the context requires, each of the other local blanket orders of the Canadian Securities Commissions referred to in the Canadian Securities Administrators’ Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (as amended or varied from time to time).

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “paragraphs” and “clauses” are to the appropriate section, paragraph or clause of this Agreement.

All references to dollars or “$” are to Canadian States dollars unless otherwise expressed.

2.	Compliance with Securities Laws

The Company covenants with the Underwriter and the Selling Shareholder that the Company will, no later than March 28, 2024 (i) file the Canadian Prospectus Supplement including the Shelf Information in a form approved by the Underwriter and the Selling Shareholder, acting reasonably, in accordance with the Passport System with the OSC (in its capacity as the principal regulator under the Passport System) and with the Canadian Securities Regulators in each of the Canadian Qualifying Jurisdictions and (ii) file the U.S. Final Prospectus in a form approved by the Underwriter and the Selling Shareholder, acting reasonably, with the SEC on EDGAR. The Company will promptly fulfill and comply with, to the satisfaction of the Underwriter and the Selling Shareholder, acting reasonably, the Canadian Securities Laws and the U.S. Securities Laws required to be fulfilled or complied with by the Company to enable the Shares to be lawfully distributed to the public in the Canadian Qualifying Jurisdictions and the United States through the Underwriter or its respective affiliates or any other investment dealers or brokers duly registered in such jurisdictions as contemplated herein.

3.	Restrictions on Sale

(a)

The Company and the Selling Shareholder agree that the Underwriter will be permitted to appoint, at its sole expense, other registered dealers as its agent to assist in the distribution of the Shares. The Underwriter shall, and shall require any such dealer, other than the Underwriter, with which the Underwriter has a contractual relationship in respect of the distribution of the Shares (a “Selling Firm”), to comply with Canadian Securities Laws in connection with the distribution of the Shares and shall offer the Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Offering Documents and this Agreement. The Underwriter shall, and shall require any Selling Firm to, offer for sale to the public and sell the Shares only in those jurisdictions where the Shares may be lawfully offered for sale or sold.

(b)

The Underwriter shall, and shall require any Selling Firm to agree to, comply with applicable Canadian Securities Laws in connection with the distribution of the Shares in the Canadian Qualifying Jurisdictions and the provision of any marketing materials or standard term sheets (as defined in NI 41-101) relating to the distribution of the Shares. The Underwriter agrees that it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule A or marketing materials prepared in accordance with the terms and conditions hereunder. The Underwriter shall be responsible for the compliance by any Selling Firm appointed by it as part of this Agreement.

(c)

For the purposes of this Section 3, the Underwriter shall be entitled to assume that: (i) the Company’s and the Selling Shareholders’ representations and warranties made herein are and will remain true and correct, and that each of the Company and the Selling Shareholder has complied and will continue to comply with all covenants herein, until the completion of the distribution and (ii) the Shares are qualified for distribution in the United States and in any Canadian Qualifying Jurisdiction where: (a) a receipt for the Canadian Base Prospectus have been obtained from the applicable Canadian Securities Regulator, and (b) a Canadian Prospectus Supplement has been prepared and filed with the Canadian Securities Regulators.

4.	Marketing Materials

(a)	In connection with the distribution of the Shares:

(i)

the Company shall prepare, in consultation with the Underwriter and the Selling Shareholder, and approve in writing, prior to the time the marketing materials are provided to potential investors, a template version of the marketing materials reasonably requested to be provided by the Underwriter to any potential investor; such marketing materials shall comply with Applicable Securities Laws (as defined below) and be acceptable in form and substance to the Underwriter and the Selling Shareholder, acting reasonably, and such template version shall be approved in writing by the Underwriter, the Company and the Selling Shareholder, prior to the time the marketing materials are provided to potential investors;

(ii)

if required by Canadian Securities Laws, the Company shall file or deliver, as the case may be, the template version of the marketing materials referred to in paragraph 4(a)(i) above, with the Canadian Securities Regulators as soon as reasonably practicable after the template version of the marketing materials is so approved in writing by the Company, the Selling Shareholder and by the Underwriter, and in any event on or before the day the marketing materials are first provided to any potential investor and the Underwriter confirms that it has informed or will inform, as the case may be, the Company of the date on which such marketing materials were provided or are first provided, as the case may be, to potential investors; and

(iii)

the Company shall redact any comparables from the template version of the marketing materials in accordance with NI 44-102 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Company as required by Canadian Securities Laws.

Following the approvals and any applicable filings set forth in the foregoing paragraphs, the Underwriter may provide a limited-use version of the marketing materials to potential investors to the extent permitted by Canadian Securities Laws.

(b)

The Company shall prepare and file or deliver, as the case may be, a revised template version of any marketing materials provided to potential investors in connection with the Offering, and the foregoing paragraphs shall also apply to such revised template version.

(c)	During the period of distribution of the Shares, the Company, the Selling Shareholder and the Underwriter, each on an individual basis, covenant and agree:

(i)	to comply with Canadian Securities Laws in connection with the use of marketing materials;

(ii)

not to provide any potential investor, and that no potential investor has been provided, with: (i) any marketing materials other than such marketing materials for which the template versions thereof have been approved by the Company, the Selling Shareholder and the Underwriter, and has been or will be filed or delivered, as the case may be, by the Company with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential investor, or (ii) any standard term sheet (as defined in NI 41-101) relating to the distribution of the Shares other than such standard term sheets approved in writing by the Company, the Selling Shareholder and the Underwriter; and

(iii)

without the written approval of the Company, the Selling Shareholder and the Underwriter, as applicable, acting reasonably, not to provide any information to potential investors with respect to the Company, the Selling Shareholder or the Shares other than (i) as set forth in this Agreement, the Offering Documents, and any marketing materials or standard term sheets approved in writing by the Underwriter, the Selling Shareholder and the Company in accordance with this Section 4, or (ii) as otherwise permitted or required by applicable laws.

5.	Delivery of Documents

(a)

On or prior to the time of filing of the Canadian Prospectus Supplement, the Company shall deliver to the Underwriter and the Selling Shareholder (except to the extent such documents have been previously delivered to the Underwriter or Selling Shareholder or are available on SEDAR+):

(i)

copies of each of the Canadian Base Prospectus and the Canadian Prospectus Supplement in the English language only, signed and certified by the Company, as applicable, as required by Canadian Securities Laws in the Canadian Qualifying Jurisdictions; and

(ii)	copies of any other document required to be filed by the Company under Canadian Securities Laws, including without limitation any marketing materials and template versions thereof.

(b)	The Company covenants with the Underwriter and the Selling Shareholder as follows:

(i)

to furnish to the Underwriter, upon request and without charge, and deliver to each other Underwriter a conformed copy of, the Registration Statement (without exhibits thereto) and to furnish to the Underwriter in New York City and Toronto, without charge, prior to 10:00 a.m., New York City time, on the business day next succeeding the date of this Agreement and during the period mentioned in Section 5(d) or 5(e) below, electronic copies of the Time of Sale Prospectus, the Final Offering Documents and any supplements and amendments thereto or to the Registration Statement;

(ii)

before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents to furnish to the Selling Shareholder and the Underwriter a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Selling Shareholder or the Underwriter reasonably objects in a timely manner, and to file (A) the Canadian Final Prospectus with the Canadian Securities Regulators in accordance with the Shelf Procedures not later than the applicable Canadian Securities Regulator’s close of business on the business day following the execution and delivery of this Agreement and (B) the U.S. Final Prospectus with the SEC within the applicable period specified in General Instruction II.L. of Form F-10 under the U.S. Securities Act; and

(iii)

to furnish to the Underwriter and the Selling Shareholder a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Underwriter or the Selling Shareholder reasonably object in a timely manner.

(c)

In the event that the Company is required by Canadian Securities Laws to prepare and file a Canadian Prospectus Amendment, the Company shall prepare and deliver promptly to the Underwriter signed and certified copies of such Canadian Prospectus Amendment in the English language only. Any Canadian Prospectus Amendments shall be in form and substance satisfactory to the Underwriter and the Selling Shareholder, acting reasonably. Concurrently with the delivery of any Canadian Prospectus Amendment, the Company shall deliver to the Underwriter, with respect to such Canadian Prospectus Amendment, documents similar to those referred to in Section 5(a) and Section 16(b).

(d)

If the Time of Sale Prospectus is being used in the United States to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, based upon the reasonable advice of counsel for the Underwriter, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company covenants to forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriter and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(e)

If, during such period after the first date of the public Offering as in the reasonable opinion of counsel for the Underwriter either of the Final Offering Documents (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is required by law to be delivered in connection with sales by the Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Final Offering Documents (or one of them) in order to make the statements therein, in the light of the circumstances when the Final Offering Documents (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel to the Underwriter, it is necessary to amend or supplement the Final Offering Documents (or one of them) to comply with applicable law, forthwith to prepare, file with the SEC and the Canadian Securities Regulators and furnish, at its own expense, to the Underwriter and to the dealers (whose names and addresses the Underwriter will furnish to the Company) to which Shares may have been sold by the Underwriter and to any other dealers upon request, either amendments or supplements to the Final Offering Documents (or one of them) so that the statements in the Final Offering Documents as so amended or supplemented will not, in the light of the circumstances when the Final Offering Documents (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, be misleading or so that the Final Offering Documents, as amended or supplemented, will comply with applicable law.

6.	Representations as to the Offering Documents

(a)	The Company represents and warrants to the Underwriter as of the date hereof, as of the Closing Date and as of the Option Closing Date, as applicable, that:

(i)

the information and statements (excluding the Underwriter’s Information and the Selling Shareholder Information) contained in the Canadian Preliminary Prospectus contains, as at its filing dates, no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Shares as required by Canadian Securities Laws;

(ii)

the information and statements (excluding the Underwriter’s Information and the Selling Shareholder Information) contained in the Canadian Final Prospectus and any amendment or supplement thereto contain or will contain, as at their respective filing date and as of the Closing Time and as of the Option Closing Time, as applicable, no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Shares as required by Canadian Securities Laws;

(iii)

the statistical, industry and market-related data included in the Offering Documents are based on or derived from sources that are believed by the Company to be reliable and accurate in all material respects, and the Company has obtained the consent to the use of such data or information from such sources to the extent the Company has determined to be required;

(iv)

the Registration Statement has become effective upon filing pursuant to Rule 467(a) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the SEC;

(v)

(1) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) the Registration Statement, at the time of effectiveness, the Form F-X, at the time of filing with the SEC, and the U.S. Final Prospectus, at the time of filing with the SEC, comply and, as amended or supplemented, if applicable, at the time of filing with the SEC, will comply in all material respects with the U.S. Securities Act and the rules and regulations of the SEC thereunder, (3) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date or the Option Closing Date, as applicable, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (4) each broadly available Road Show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (5) the U.S. Final Prospectus will not, as of its filing date and at the Closing Date, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to the Underwriter’s Information and the Selling Shareholder Information; and

(vi)

such filings shall also constitute the Company’s consent to the Underwriter’s use of the applicable Offering Documents and any applicable Offering Document Amendment in connection with the distribution of the Shares in the Canadian Qualifying Jurisdictions and the United States, as applicable, in compliance with this Agreement, Canadian Securities Laws and U.S. Securities Laws.

7.	Additional Representations and Warranties of the Company

The Company represents and warrants to the Underwriter and acknowledges that the Underwriter is relying upon such representations and warranties in connection with purchasing the Firm Shares and the Optional Shares, if any, that as of the date hereof, as of the Closing Date and as the Option Closing Date, as applicable:

(a)

(i) the Company is a “reporting issuer” and has complied in all material respects with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions (except for the filing of the Canadian Final Prospectus); and (ii) the Company is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act) and meets the requirements to use Form F-10 under the U.S. Securities Act to register the Offering under the U.S. Securities Act;

(b)

each document filed or to be filed with the Canadian Securities Regulators (including the Incorporated Documents), when filed with the Canadian Securities Regulators, conformed in all material respects to the requirements of Canadian Securities Laws at the time of filing, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)

the Financial Statements and the related notes thereto included or incorporated by reference in each of the Time of Sale Prospectus and the Final Offering Documents (i) present fairly, in accordance with Applicable Securities Laws, the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such Financial Statements have been prepared in conformity with International Financial Reporting Standards (as issued by the International Accounting Standards Board) (“IFRS”) applied on a consistent basis throughout the periods covered thereby and (ii) except as disclosed in each of the Time of Sale Prospectus and the Final Offering Documents, have been audited by independent public accountants within the meaning of Canadian Securities Laws and/or applicable U.S. Securities Laws, as applicable and the rules of the Canadian Institute of Chartered Accountants or the Public Company Accounting Oversight Board (United States), as applicable; and the other financial information included or incorporated by reference in each of the Time of Sale Prospectus and the Final Offering Documents has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby;

(d)

since the date of the Interim Financial Statements incorporated by reference in each of the Time of Sale Prospectus and the Final Offering Documents (i) there has not been any material change in the share capital or long-term debt of the Company and its subsidiaries, taken as a whole, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of shares, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, rights, assets, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Offering Documents;

(e)

the Company and each of the material subsidiaries of the Company listed in Schedule B hereto (the “Material Subsidiaries”) have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect;

(f)

no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares of the Company or its subsidiaries, except as disclosed in each of the Offering Documents or as otherwise disclosed in writing to the Underwriter, and none of such Common Shares of the Company have been issued in violation of the pre-emptive or similar rights of any securityholder of the Company or of any other person;

(g)

the Company has the capitalization as set forth in each of the Time of Sale Prospectus and the Final Offering Documents under the heading “Consolidated Capitalization”. As at March 25, 2024, the authorized share capital of the Company consists of an unlimited number of Common Shares of which 98,945,086 were issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable. All the outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company (with the exception of CFT S.p.A. (“CFT”), certain direct and indirect subsidiaries of CFT, certain direct subsidiaries of BioDot, Inc., and Industrial Automation Partners B.V.), free and clear of any Lien, except for Liens pursuant to the Credit Facilities;

(h)

the Company has the full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated thereby has been duly and validly taken;

(i)	this Agreement has been duly authorized, executed and delivered by the Company;

(j)

neither the Company nor any of the Material Subsidiaries is (i) in violation of its constating documents or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect;

(k)

the execution, delivery and performance by the Company of this Agreement and the performance by the Company of its obligations hereunder, and the sale of the Shares contemplated hereby by the Selling Shareholder will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the constating documents or similar organizational documents of the Company or any of the Material Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, Lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect;

(l)

no consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of the Agreement, the sale of the Shares and compliance by the Company with the terms hereof and the consummation of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and resale of the Shares by the Underwriter, and except, in each case, as have been or will be obtained or made prior to Closing;

(m)

except as described in the Offering Documents, there are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Company or any of its subsidiaries is or may be a party or to which any property, right or asset of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; and no such Actions are threatened or, to the knowledge of the Company, contemplated by any governmental or regulatory authority or by others;

(n)

Ernst & Young LLP, who have certified certain financial statements of the Company and its subsidiaries are independent public accountants with respect to the Company and its subsidiaries within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario;

(o)

the Company and its subsidiaries have good title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all Liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries, (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or (iii) that secure the Credit Facilities;

(p)

(i) the Company and its subsidiaries own or have the right to use or can acquire on reasonable terms all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, systems, procedures, proprietary or confidential information and all other worldwide intellectual property, industrial property and proprietary rights (collectively, “Intellectual Property”) used in the conduct of their respective businesses; (ii) the Company and its subsidiaries’ conduct of their respective businesses does not, to the Company’s knowledge, infringe, misappropriate or otherwise violate any Intellectual Property of any person; (iii) the Company and its subsidiaries have not received any written notice of any claim relating to Intellectual Property, except, in the case of each of (i), (ii) and (iii), as would not have a Material Adverse Effect;

(q)

no (i) relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders or other affiliates of the Company or any of its subsidiaries, on the other; or (ii) off balance sheet transactions involving the Company or any of its subsidiaries, that is required by the Canadian Securities Laws to be described in a prospectus to be filed with the Canadian Securities Regulators, which is not described in the Offering Documents;

(r)

the Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;

(s)

the Company and its subsidiaries have paid all federal, provincial, state, local and foreign taxes and filed all tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in the Offering Documents, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets, except where the failure to pay or file or where such deficiency would not, individually or in the aggregate, have a Material Adverse Effect;

(t)

the Company and its subsidiaries possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in each of the Time of Sale Prospectus and the Final Offering Documents, except where the failure to possess or make the same would not, individually or in the aggregate, have a

Material Adverse Effect; and except as described in each of the Time of Sale Prospectus and the Final Offering Documents, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, sub-license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(u)

no labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Company’s or any of the Company’s subsidiaries’ principal suppliers, contractors or customers, except, in each case, as would not have a Material Adverse Effect. The Company has not received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party;

(v)

(i) the Company and its subsidiaries (x) are in compliance with any and all applicable federal, provincial, state, local and foreign laws, rules, regulations, requirements, decisions and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, notice received, event or condition, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as described in each of the Time of Sale Prospectus and the Final Offering Documents, (x) there are no proceedings that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party that would be required by Canadian Securities Laws to be described in a prospectus to be filed with the Canadian Securities Regulators that is not described in each of the Time of Sale Prospectus and the Final Offering Documents, (y) the Company and its subsidiaries are not aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that could reasonably be expected to have a Material Adverse Effect, and (z) none of the Company and its subsidiaries anticipates material capital expenditures relating to any Environmental Laws;

(w)

(i) each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) other than a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA), for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i) of ERISA) or “endangered status” or “critical status” (within the meaning of Section 305 of ERISA); (v) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (vi) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur; (vii) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification and (viii) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan or any “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA, except in each case with respect to the events or conditions set forth in (i) through (viii) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect;

(x)

for all applicable times, the Company and its subsidiaries maintain systems of internal accounting and disclosure controls in compliance with NI 52-109 and Canadian Securities Laws and as required by Rule 13a-15(e) under the U.S. Exchange Act sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii)

access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in each of the Time of Sale Prospectus and the Final Offering Documents, the Company has not identified and the independent accountants have not identified to the Company, any material weaknesses or significant deficiencies in the Company’s internal controls;

(y)

the Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses, customary for a business of its size and industry; and the Company has not (i) received notice from any insurer or agent of such insurer that material capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business;

(z)

neither the Company nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries, nor, to the knowledge of the Company, any employee, agent or affiliate of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or offered, promised or authorized any direct or indirect unlawful payment of money or thing of value to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested, or taken an act in furtherance of any unlawful bribe or other unlawful benefit or thing of value, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or thing of value in violation of any applicable anti-bribery or anti-corruption laws. The Company and its subsidiaries have instituted, and maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws;

(aa)

the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(bb)

neither the Company nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries, nor, to the knowledge of the Company, any employee, agent or affiliate or employee of the Company or any of its subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. Government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company, any of its subsidiaries located, organized or resident in a country or territory that is the target of Sanctions, including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and Cuba, Iran, North Korea, Syria and the Crimea Region and the non-government controlled areas of the Zaporizhzhia and Kherson Regions of Ukraine (each, a “Sanctioned Country”). Other than as disclosed to the Underwriter, for the past 5 years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country, in each case, in violation of Sanctions;

(cc)

neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than as contemplated hereby or in the Offering Documents) that would give rise to a valid claim against any of them or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares;

(dd)

neither the Company nor any of its subsidiaries has taken, and the Company and its subsidiaries will not take, directly or indirectly, any action designed to or that would constitute or would reasonably be expected to cause or result in (A) under Canadian Securities Laws, stabilization or manipulation of the price of any security of the Company or (B) under the U.S. Exchange Act, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Shares;

(ee)

no “forward-looking statement” (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act) or “forward looking information” (within the meaning of NI 51-102) included or incorporated by reference in any of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith;

(ff)

to the knowledge of the Company, no securities commission, stock exchange or other governmental authority has issued any order requiring trading in any of the Company’s securities to cease, preventing or suspending the use of the Offering Documents or any Offering Document Amendment or preventing the distribution of the Shares in any Canadian Qualifying Jurisdiction or in the United States nor, to the knowledge of the Company, has instituted proceedings for any of such purposes and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(gg)

(i) the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (ii) the Company and its subsidiaries have not been notified of, and have no knowledge of, any event or condition that would reasonably be expected to result in any breaches, violations, outages or unauthorized uses of or accesses to same, or any incidents under internal review or investigations relating to the same and (iii) the Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except in the case of (i), (ii) or (iii), as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries have implemented and maintained controls, policies, procedures, and safeguards to maintain and protect their confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Personal Data that are reasonably consistent with industry standards and practices used in connection with their businesses;

(hh)	the provisions of the Common Shares of the Company conform, in all material respects, with the description thereof in the Offering Documents under the heading “Description of Common Shares”;

(ii)	the issued and outstanding Common Shares are listed for trading on the TSX and NYSE;

(jj)

the Company is a reporting issuer or the equivalent in good standing in all of the Canadian Qualifying Jurisdictions under the Canadian Securities Laws and the Company is in compliance, in all material respects, with all of its applicable continuous disclosure obligations and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSX or NYSE. Other than as disclosed to the Underwriter prior to the Time of Sale, since March 31, 2020, the Company has not received any correspondence from a Canadian Securities Regulator or the TSX or NYSE concerning a review of any of the Company’s prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management’s discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents required to be filed or furnished by the Company under Canadian Securities Laws which have been publicly filed or otherwise publicly disseminated by the Company. No material change relating to the Company has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant Canadian Securities Regulators (unless originally filed on a confidential basis and subsequently made non-confidential);

(kk)

any marketing material that the Company is required to file with or deliver to the Canadian Securities Regulators in connection with the Offering has been, or will be, filed with or delivered to the Canadian Securities Regulators in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule A hereto that have been, or will be, filed with or delivered to the Canadian Securities Regulators in accordance with the requirements of Canadian Securities Laws, the Company has not prepared, used or referred to, and will not, without prior consent of the Underwriter, prepare, use or refer to, any marketing materials in connection with the Offering;

(ll)

the Company is not an “ineligible issuer” in connection with the Offering as defined in Rule 405 under the U.S. Securities Act; any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act; each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder; except for the free writing prospectuses, if any, identified in Schedule A hereto, and electronic Road Shows, if any, each furnished to the Underwriter before first use, the Company has not prepared, used or referred to, and will not, without the prior consent of the Underwriter, prepare, use or refer to, any free writing prospectus;

(mm)	the Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions and is eligible to use the Shelf Procedures;

(nn)

the Company has prepared and filed with the Canadian Securities Regulators in accordance with the Shelf Procedures, the Canadian Base Prospectus and has obtained a receipt under NP 11-202 in respect of the Canadian Base Prospectus from the OSC, as the Company’s principal regulator acting for and on behalf of itself and each of the other Canadian Securities Regulators in respect of the Canadian Base Prospectus and (i) no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Regulator and no proceeding for that purpose has been initiated or, to the Company’s knowledge, contemplated or threatened by any Canadian Securities Regulator; (ii) any request made to the Company on the part of any Canadian Securities Regulator for additional information has been complied with; and (iii) at the time of filing of the Canadian Base Prospectus, the Company was eligible, and had satisfied all of the applicable conditions, to use the exemptions from certain prospectus requirements set out in the WKSI Blanket Orders.

(oo)

except as disclosed in the Offering Documents or the Financial Statements, neither the Company nor any of its subsidiaries (i) has made any acquisition that is a “significant acquisition” within the meaning of Canadian Securities Laws in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Offering Documents under applicable requirements of Canadian Securities Laws, or (ii) currently proposes to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of Canadian Securities Laws, if completed as of the date of the Offering Documents, and in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Offering Documents under applicable requirements of Canadian Securities Laws;

(pp)	the Offering Documents describe, to the extent required by applicable Canadian Securities Laws, all material contracts (as defined in Canadian Securities Laws) of the Company;

(qq)

subject to the solvency restrictions in the Business Corporations Act (Ontario) and restrictions under the credit facilities and note indentures of the Company, the Company is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on the Common Shares or other securities, or from paying any interest or repaying any loans, advances or other indebtedness;

(rr)	there has not been any reportable event (within the meaning of Section 4.11 of NI 51-102) with the Company’s auditors, during the last three years;

(ss)	the Company is in compliance in all material respects with the filing and certification requirements of each of NI 51-102 and NI 52-109 of the Canadian Securities Administrators;

(tt)

except as disclosed in the Offering Documents, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the U.S. Securities Act or to file a prospectus under Canadian Securities Laws with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the Offering;

(uu)

Computershare Trust Company of Canada, at its principal office in the City of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares and Computershare Trust Company, N.A. has been duly appointed as transfer agent and registrar for the Common Shares in the United States;

(vv)	neither the Company nor any of its subsidiaries is party to or bound by any agreement or undertaking entered into pursuant to the Competition Act (Canada) or the Investment Canada Act (Canada); and

(ww)

the Company’s board of directors has validly appointed an audit committee and the board of directors and/or its audit committee has adopted a charter that satisfies the requirements of National Instrument 52-110 – Audit Committees.

8.	Representations and Warranties of the Selling Shareholder

The Selling Shareholder represents and warrants to the Underwriter and to the Company, and acknowledges that the Underwriter is relying upon such representations and warranties in purchasing the Shares that as of the date hereof and as of the Closing Date:

(a)

the Selling Shareholder has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its formation, is duly qualified to do business and is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such qualification, and has all power and authority necessary (acting through its general partner) to own or hold its respective properties, including to own the Shares to be sold by it to the Underwriter, and to conduct the businesses in which it is engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, have a material impact on the Selling Shareholder’s ability to perform its obligations under this Agreement;

(b)	this Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder (acting through its general partner);

(c)

the sale of the Shares to be sold by the Selling Shareholder hereunder and the execution and delivery by the Selling Shareholder (acting through its general partner) of, and the compliance by the Selling Shareholder with this Agreement, and the consummation of the transactions herein contemplated will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound or to which any of the property or assets of the Selling Shareholder is subject, (B) result in any violation of the provisions of the certificate and articles of incorporation or by-laws or similar organizational documents of the Selling Shareholder, or (C) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Selling Shareholder or any of its subsidiaries or any property of the Selling Shareholder, except, in the case of clauses (A) and (C), as would not reasonably be expected to materially impact such Selling Shareholder’s ability to perform its obligations under this Agreement;

(d)

no consent, approval, authorization, order, registration or qualification of or with any court or governmental body or agency is required for the performance by the Selling Shareholder of its obligations under this Agreement, and the consummation by the Selling Shareholder of the transactions contemplated by this Agreement, in connection with the Shares to be sold by the Selling Shareholder hereunder, except (A) such as have been already obtained or as may be required under the U.S. Securities Act, the rules and regulations of the SEC thereunder, the U.S. Exchange Act, the rules of the NYSE or TSX, state securities laws or Blue Sky laws or the rules of the FINRA, (B) such as have been already obtained or as may be required under the Canadian Securities Laws, (C) such as have been obtained under the laws and regulations of jurisdictions outside the United States in which the Shares were offered and (D) where the failure to obtain such consent, approval, authorization, order, registration, qualification or decree would not reasonably be expected to materially impact such Selling Shareholder’s ability to perform its obligations under this Agreement;

(e)

as of the date hereof and as of the Closing Time, the Selling Shareholder has, good and valid title to the Shares (or a security entitlement in respect thereof) to be sold by the Selling Shareholder hereunder, free and clear of all Liens, to enter into this Agreement and to sell, transfer and deliver the Shares (or to a security entitlement in respect thereof) to be sold by the Selling Shareholder;

(f)

as of the date hereof and as of the Closing Time, no person, firm or corporation (other than the Underwriter) has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any of the Shares owned by the Selling Shareholder;

(g)

all actions required to be taken by or on behalf of the Selling Shareholder, including the passing of all requisite resolutions, so as to duly sell and deliver the Shares held by the Selling Shareholder, have been taken;

(h)

(A) on the Closing Date, the Selling Shareholder will have beneficial ownership of the Shares to be sold by it, free and clear of any Liens; (B) the Selling Shareholder has, and will have, on the Closing Date, the full right, power and authority (acting through its general partner) to sell, assign, transfer and deliver the Shares to be sold by it to the Underwriter hereunder; and (C) upon delivery of the Shares to be sold by it and payment of the Purchase Price, the Underwriter will obtain beneficial ownership of the Shares to be acquired from the Selling Shareholder, free and clear of any Lien;

(i)

the Selling Shareholder has not taken and will not take, directly or indirectly, any action that is designed to or that has constituted or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares;

(j)	other than as contemplated hereby, there is no person acting at the request of the Selling Shareholder who is entitled to any brokerage or agency fee in connection with the sale of the Shares;

(k)

none of the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents or any amendments or supplements thereto includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that such representations and warranties set forth in this subsection apply only to statements or omissions made in the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents or any amendment or supplement that are made in reliance upon and in conformity with the Selling Shareholder Information;

(l)

the Selling Shareholder will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the target of Sanctions, in violation of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country in violation of sanctions or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as initial purchaser, advisor, investor or otherwise) of Sanctions in violation of Sanctions;

(m)

each delivery of the Preliminary Offering Documents, the Final Offering Documents and any Offering Document Amendment in respect of the Preliminary Offering Document or the Final Offering Documents to the Underwriter by the Company in accordance with this Agreement will constitute representation and warranty of the Selling Shareholder to the Underwriter that at the respective times of delivery, the Selling Shareholder Information as applicable to the Selling Shareholder are true and correct in all material respects and contain no misrepresentation;

(n)

neither the sale and delivery of the Shares nor the application of the proceeds thereof by as described in each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors; and

(o)

the Selling Shareholder is not (i) an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan or account subject to Section 4975 of the Internal Revenue Code of 1986, as amended or (iii) an entity deemed to hold “plan assets” of any such plan or account under Section 3(42) of ERISA, 29 C.F.R. 2510.3-101, or otherwise.

9.	Additional Covenants of the Company and the Selling Shareholder

(A)	The Company covenants with the Underwriter and Selling Shareholder that:

(a)

it will advise the Underwriter and the Selling Shareholder promptly following the filing of any Canadian Prospectus Amendment and furnish the Underwriter with copies thereof and to deliver to the Underwriter all signed and certified copies of any such supplemented or amended Canadian Final Prospectus;

(b)

it will advise the Underwriter and the Selling Shareholder, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator or U.S. securities regulator of any order suspending or preventing the use of the Offering Documents; (ii) the suspension of the qualification of the Shares for distribution or sale in any of the Canadian Qualifying Jurisdictions or the United States; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any securities commission, stock exchanges or comparable authority for amending or supplementing the Offering Documents, or for additional information, and will use its commercially reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c)

it will not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder;

(d)

it will use its reasonable best efforts to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriter may reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject;

(e)

it will make generally available to its securityholders (it being understood that filings on SEDAR+ and EDGAR satisfy this requirement) as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the U.S. Securities Act and the rules and regulations of the SEC thereunder (including, at the option of the Company, Rule 158); and

(f)

it will deliver to the Underwriter, upon its written request, on or before the date hereof, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as the Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(B)	The Selling Shareholder covenants with the Underwriter and the Company that:

(a)

it will deliver to the Underwriter, upon its written request, on or before the date hereof, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Selling Shareholder undertakes to provide such additional supporting documentation as the Underwriter may reasonably request in connection with the verification of the foregoing Certification;

(b)

it shall pay, and shall indemnify and hold the Underwriter harmless against, any stamp, issue, registration, documentary, sales, transfer or similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the sale and delivery of the Shares to the Underwriter or purchasers procured by the Underwriter or (iii) the resale and delivery of the Shares by the Underwriter in the manner contemplated herein;

(c)

all sums payable by it under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Selling Shareholder shall pay such additional amount as will result in the receipt by the Underwriter of the full amount that would have been received had no deduction or withholding been made. No such additional amount shall be paid if such deduction or withholding results from the rendering of services in Canada or in the Province of Ontario; and

(d)

all sums payable to the Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Selling Shareholder is obliged to pay such tax on any amount payable hereunder to the Underwriter, the Selling Shareholder shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

10.	Completion of Distribution

The Underwriter shall, and shall cause each Selling Firm to, after the Closing Time or the Option Closing Time, as applicable, give prompt written notice to the Company and the Selling Shareholder when, in the reasonable opinion of the Underwriter, they have completed distribution of the Shares, including notice of the total proceeds realized or number of Shares sold in each of the Canadian Qualifying Jurisdictions, the United States and any other jurisdiction from such distribution.

11.	Material Change or Change in Material Fact During Distribution

(a)

During the period from the date hereof to the later of the Closing Date and the date of completion of distribution of the Shares under the Offering Documents and any Offering Document Amendment, the Company shall promptly notify the Underwriter and the Selling Shareholder in writing of:

(i)	any filing made by the Company of information relating to the Offering with any securities exchange or governmental authority in Canada or the United States or any other jurisdiction;

(ii)

any material change (actual, anticipated, contemplated, proposed by or threatened, financial or otherwise) or development that would be likely to result in a material change in the results of operations, financial condition, business, affairs, assets, properties, capital, liabilities (contingent or otherwise), cash flows, income or business operations of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(iii)

any material fact which has arisen or has been discovered and would have been required to have been stated in any Offering Documents had the fact arisen or been discovered on or prior to the date of such document; and

(iv)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in any Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in such Offering Documents or which would result in such Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Shares.

(b)

The Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriter and the Selling Shareholder, acting reasonably, with all applicable filings and other requirements under Applicable Securities Laws as a result of a fact or change referred to in Section 11(a) subject to Sections 5(b)(ii) and 5(b)(iii). The Company shall in good faith discuss with the Underwriter any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 11.

12.	Change in Canadian Securities Laws

If during the period of distribution of the Shares there shall be any change in Canadian Securities Laws which requires the filing of an Offering Document Amendment, the Company shall, to the satisfaction of the Underwriter, acting reasonably, promptly prepare and file such Offering Document Amendment with the appropriate Canadian Securities Regulator in each of the Canadian Qualifying Jurisdictions where such filing is required.

13.	Underwriting Fee

In consideration of the Underwriter’s purchase of the Shares pursuant to this Agreement, the Selling Shareholder agrees to pay to the Underwriter a fee of $1.862 per Share, purchased by the Underwriter from the Selling Shareholder (collectively, the “Underwriting Fee”). The Underwriting Fee shall be payable as provided for in Section 14.

14.	Delivery of Purchase Price, Underwriting Fee and Shares

The purchase and sale of the Firm Shares and any Optional Shares shall be completed at the Closing Time or Option Closing Time, as the case may be, by virtual exchange of documents or at such place as the Underwriter, the Selling Shareholder and the Company may agree upon.

On the Closing Date, the Selling Shareholder shall deliver the Firm Shares, and on the Option Closing Date, if applicable, the Selling Shareholder shall deliver the Optional Shares, in each case in uncertificated form to the Underwriter as an “instant” or electronic deposit through the facilities of The Depository Trust Company (“DTC”) United States and/or pursuant to the systems of CDS Clearing and Depository Services Inc. in Canada (“CDS”), or in the manner directed by the Underwriter in writing in the case of DTC registered in the name of “Cede & Co.” and in the case of CDS, registered in the name of “CDS & CO.” in each case, or in such other name or name Underwriter may direct the Selling Shareholder, in writing not less than 48 hours prior to the Closing Time or the Option Closing Time, as the case may be.

In each case, delivery by the Selling Shareholder of the Firm Shares, or delivery by the Selling Shareholder of the Optional Shares, shall be against payment by the Underwriter to the Selling Shareholder of the Purchase Price for the Firm Shares or the Optional Shares, as the case may be, net of the Underwriting Fee and the Underwriter’s expenses, by wire transfer of immediately available funds together with a receipt signed by the Underwriter for such Firm Shares or Optional Shares, as the case may be, with the Selling Shareholder delivering a receipt for Purchase Price (net of the Underwriting Fee and Underwriter’s expenses).

15.	Delivery of Shares

The Selling Shareholder shall, prior to the Closing Date and the Option Closing Date, as the case may be, make all necessary arrangements for the preparation and delivery of the Firm Shares or Optional Shares, as the case may be, on the Closing Date or the Option Closing Date, as the case may be.

16.	Conditions to the Underwriter’s Obligation to Purchase

The Underwriter’s obligation to purchase the Firm Shares on the Closing Date shall be subject to the representations and warranties of the Company and the Selling Shareholder contained in this Agreement being accurate as of the date of this Agreement and as of the Closing Date, to the Company and the Selling Shareholder having performed all of their respective obligations under this Agreement and to the following additional conditions:

(a)	Delivery of Opinions

(i)

The Underwriter shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriter (and, if required for opinion purposes, counsel to the Underwriter) from Borden Ladner Gervais LLP, Canadian counsel to the Company, as to the laws of Canada and the Canadian Qualifying Jurisdictions, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws of provinces other than Ontario, British Columbia, and Alberta (or alternatively make arrangements to have such opinions directly addressed to the Underwriter) and as to matters of fact, on certificates of governmental authorities and officers of the Company and letters from stock exchange representatives and transfer agents.

(ii)

The Underwriter shall have received at the Closing Time a legal opinion of U.S. counsel to the Company, Paul, Weiss, Rifkind, Wharton & Garrison LLP, in form and substance satisfactory to the Underwriter, acting reasonably.

(iii)

The Underwriter shall have received at the Closing Time a legal opinion of Stikeman Elliot LLP, as Canadian counsel to the Underwriter, in form and substance satisfactory to the Underwriter, acting reasonably, dated the Closing Date, addressed to the Underwriter; provided that counsel to the Underwriter shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of the Provinces of Ontario, British Columbia, and Alberta.

(iv)

The Underwriter shall have received at the Closing Time a customary “10b-5” letter from each of (i) Skadden, Arps, Slate, Meagher and Flom LLP, as U.S. counsel to the Underwriter and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP, as U.S. counsel to the Company.

(v)

The Underwriter shall have received at the Closing Time a legal opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Selling Shareholder, in form and substance satisfactory to the Underwriter, acting reasonably, dated the Closing Date, addressed to the Underwriter.

(vi)

The Underwriter shall have received at the Closing Time a legal opinion of Maples and Calder (Cayman) LLP, as Cayman counsel to the Selling Shareholder, in form and substance satisfactory to the Underwriter, acting reasonably, dated the Closing Date, addressed to the Underwriter.

(b)	Delivery of Comfort Letters

(i)

The Underwriter shall have received, on each of the date hereof and at the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriter and the directors of the Company from Ernst & Young LLP, with respect to the Company’s financial statements and certain financial information contained in the Offering Documents; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two Business Days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two Business Days prior to the Closing Date.

(c)	Delivery of Certificates

(i)

The Underwriter shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriter (and, if necessary for opinion purposes, counsel to the Underwriter) and signed by officers of the Company acceptable to the Underwriter, acting reasonably, with respect to the constating documents of the Company, the absence of proceedings taken regarding dissolution, all resolutions of the board of directors of the Company relating to this Agreement and related matters, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Underwriter may reasonably request.

(ii)

The Underwriter shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(iii)

The Underwriter shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriter (and, if necessary for opinion purposes, counsel to the Underwriter) and signed by officers of the Selling Shareholder (including the holder of a power of attorney) acceptable to the Underwriter, acting reasonably, with respect to the constating documents of the Selling Shareholder, all resolutions of the general partner of the Selling Shareholder relating to this Agreement and related matters, the incumbency and specimen signatures of signing officers of the Selling Shareholder and such other matters as the Underwriter may reasonably request.

(iv)

The Underwriter shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Selling Shareholder, to the effect that the representations and warranties of the Selling Shareholder contained in this Agreement are true and correct as of the Closing Date and that the Selling Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

(d)	Material Adverse Change

Subsequent to the execution and delivery of this Agreement and prior to the Closing Date there shall not have occurred any Material Adverse Change with respect to the Company and its subsidiaries, taken as a whole, from that set forth in the Final Offering Documents that, in the judgment of the Underwriter, is material and adverse and that makes it, in the judgment of the Underwriter, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Final Offering Documents.

(e)	Ratings

On or after the Applicable Time (i) no downgrading shall have occurred in the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization”, as that term is defined by the SEC for purposes of Rule 436(g)(2) under the U.S. Securities Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities.

(f)	Receipt of Additional Documents

The Underwriter shall have received such other customary closing certificates, opinions, receipts, agreements or documents as the Underwriter may reasonably request.

(g)	Over-Allotment Closing Documents

The obligation of the Underwriter to purchase the Optional Shares, if any, hereunder are subject to the delivery to the Underwriter on the Option Closing Date of (i) customary “bring down” “10b-5” letter from each of Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Underwriter, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as U.S. counsel to the Company, (ii) a customary “bring-down” comfort letter from Ernst & Young LLP relating to the comfort letter delivered pursuant to Section 15(b)(i), (iii) certificates dated the Option Closing Date substantially similar to the officer’s certificates referred to in Section 15(c) (i) to (iv), and such other customary closing certificates and documents as the Underwriter may reasonably request with respect to the good standing of the Company and other matters related to the sale and issuance of the Optional Shares.

17.	Rights of Termination

The Underwriter may terminate this Agreement by notice given to the Company and the Selling Shareholder, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, NYSE, NASDAQ or the TSX, (ii) trading of any securities of the Company shall have been suspended on NYSE or TSX, (iii) a material disruption in commercial banking or securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war, or any change in financial markets, currency exchange rates or controls or any calamity or crisis, that, in the in the opinion of the Underwriter, acting in good faith, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the judgement of the Underwriter, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Final Offering Documents.

18.	Indemnity

(a)	Rights of Indemnity from the Company

The Company agrees to indemnify and save harmless the Underwriter, and each of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act) and persons controlling (or deemed to be controlling, within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act) the Underwriter, as the case may be, and each of their respective directors, officers, partners, employees and agents, to the full extent lawful, from and against any losses, claims, damages, or liabilities, joint or several, to which the Underwriter may become subject, under the U.S. Securities Act or otherwise (including, without limitation, reasonably incurred legal fees and other expenses incurred in connection with investigating or defending any action or claim, as such expenses are incurred) (collectively, “Damages”) insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Offering Document, the Time of Sale

Prospectus or the Final Offering Documents, or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the U.S. Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act, any road show, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Underwriter for any legal or other expenses reasonably incurred by the Underwriter in connection with investigating or defending such claim as such expenses are incurred, provided, however, that the Company shall not be liable in any such case to the extent that any such Damages arise out of or are based upon any such misrepresentation, untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any Underwriter’s Information or Selling Shareholder Information.

In respect solely of any claim contemplated by this Section 18 that is asserted in Canada by a purchaser of Shares from the Underwriter in Canada, in the event that a person asserting a claim was not provided a copy of the Canadian Offering Documents (as then amended or supplemented, if the Company shall have furnished any amendments or supplements thereto) required under Canadian Securities Laws to be provided to that person by the Underwriter or Selling Firm, as applicable, this indemnity shall not enure to the benefit of the Indemnified Parties in respect of any losses, claims, damages or liabilities to the extent that any Canadian Offering Document corrects the untrue statement or information, misrepresentation or omission which forms the basis of such claim.

(b)	Rights of Indemnity from the Selling Shareholder

The Selling Shareholder agrees to indemnify and save harmless the Underwriter, the Company and each of their respective affiliates (within the meaning of Rule 405 under the U.S. Securities Act) and persons controlling (or deemed to be controlling, within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act) the Underwriter, as the case may be, and each of their respective directors, officers, partners, employees and agents, to the full extent lawful, from and against any Damages insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Offering Document, the Time of Sale Prospectus or the Final Offering Documents, or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the U.S. Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act, any road show, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Underwriter for any reasonable legal fees or other expenses reasonably incurred by the Underwriter in connection with investigating or defending such claim as such expenses are incurred, but only to the extent that such Damages arise out of or are based upon any such misrepresentation, untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any Selling Shareholder Information.

Notwithstanding anything to the contrary contained in this Agreement, the maximum aggregate amount payable by the Selling Shareholder under the indemnity provision contained in this Section 18(b) shall be limited to the aggregate gross proceeds, less the Underwriting Fee, payable to the Selling Shareholder as a result of the sale of the Shares to the Underwriters pursuant to this Agreement.

(c)	Rights of Indemnity from the Underwriter

The Underwriter agrees to indemnify and hold harmless the Company and the Selling Shareholder, and their respective directors, officers who sign the Registration Statement and each person, if any, who controls the Company or the Selling Shareholder within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act, and their partners, employees and agents, to the full extent lawful, to the same extent as the foregoing indemnity from the Company and the Selling Shareholder to the Underwriter, but only to the extent that such Damages arise out of or are based upon any such misrepresentation, untrue statement or omission or alleged untrue statement or omission made in any Offering Document in reliance upon and in conformity with any Underwriter’s Information.

(d)	Notification of Claims

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided hereunder, such person or company (the “Indemnified Party”) will notify the person against whom such indemnity may be sought pursuant to Section 18(a), 18(b) or 18(c) (the “Indemnifying Party”) as soon as possible of the particulars of such Claim (but the omission so to notify the Indemnifying Party of any Claim shall not affect the Indemnifying Party’s liability except to the extent that the Indemnifying Party is materially prejudiced by that failure, and then only to such extent). The Indemnifying Party shall assume the defense of any suit brought to enforce such Claim in respect of which indemnification is sought under Section 18(a), 18(b) or 18(c), provided, however, that:

(i)	the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and

(ii)

no settlement of any such Claim or admission of liability may be made by the Indemnifying Party without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of negligence, fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(e)	Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his, her or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i)	Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such other counsel;

(ii)	the Indemnifying Party has not retained counsel within 15 Business Days following receipt by the Indemnifying Party of notice of any such Claim from the Indemnified Party;

(iii)

the named parties to any such Claim (including any added third or impleaded party) include both the Indemnifying Party and the Indemnified Party and the Indemnified Party shall have been advised in writing by legal counsel that the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or

(iv)	the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party;

provided that no settlement of such Claim or admission of liability may be made by Indemnified Party without the prior written consent of the Indemnifying Party, acting reasonably. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall only be liable for the reasonable fees and expenses of one separate law firm (in addition to any local counsel) at any time for all Indemnified Parties not having actual or potential differing interests in respect of a particular Claim.

19.	Contribution

(a)	Rights of Contribution

To the extent the indemnity provided in Section 18 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or insufficient to hold harmless an Indemnified Party with respect to any claims, expenses, costs and liabilities and all losses of a nature contemplated by Section 18, each Indemnifying Party and the Indemnified Party shall contribute to the aggregate amount paid with respect to all such claims, expenses, costs, liabilities and losses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company or the Selling Shareholder on the one hand and the Underwriter on the other hand from the offering of Shares as contemplated by this Agreement or (ii) if the allocation provided by immediately preceding sentence is not permitted by applicable law, in such proportions as are appropriate to reflect the relative benefits received by the Company or the Selling Shareholder on the one hand and the Underwriter on the other hand from the offering of Shares as contemplated by this Agreement as well as the relative fault of the Company and the Selling Shareholder on the one hand and the Underwriter on the other hand with respect to statements or omissions that resulted in such Claim. The relative benefits received by the Company or the Selling Shareholder on the one hand and the Underwriter shall be deemed to be in the same ratio as the total proceeds from the offering of the Firm Shares and Optional Shares, if any (net of the Underwriting Fee payable to the Underwriter but before deducting expenses), received by the Selling Shareholder, to the Underwriting Fee received by the Underwriter. The relative fault shall be determined by reference to, among other things, whether the statements or omissions that resulted in the Claim relates to information supplied by the Company, the Selling Shareholder or the Underwriter, as applicable, and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation. The Company, the Selling Shareholder and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 19 were determined by pro rata contribution (even if the Underwriter were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 19(a). In the event of any such contribution:

(i)

the amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in this Section 19 shall be deemed to include, subject to the limitations set forth in Section 18, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending such Claim;

(ii)

the Underwriter shall not in any event be liable to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that the Underwriter has otherwise been required to pay by reason of the applicable untrue statement or alleged untrue statement or omission or alleged omission;

(iii)

the Selling Shareholder shall not in any event be liable to contribute any amount in excess of amount by which the aggregate gross proceeds, less the Underwriting Fee, payable to the Selling Shareholder as a result of the sale of the Shares to the Underwriters pursuant to this Agreement exceeds the amount of any damages that the Selling Shareholder has otherwise been required to pay by reason of the applicable untrue statement or alleged untrue statement or omission or alleged omission;

(iv)

no party who has been determined by a court of competent jurisdiction in a final judgment (which is not appealable) to have engaged in any fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraudulent misrepresentation; and

(v)	the Underwriter’s obligations in this subsection (a) to contribute are several in proportion to their respective underwriting obligations and not joint.

(b)	Rights of Indemnity and Contribution in Addition to Other Rights

The rights to indemnity and contribution provided in Sections 18 and 19 shall be in addition to and not in derogation of any other right to indemnity or contribution which the Underwriter or any other Indemnified Party may have by law, statute or otherwise.

(c)	Notice

If the Underwriter has reason to believe that a claim for contribution may arise, they shall give the Company and the Selling Shareholder notice of such claim in writing (which obligation shall be satisfied through the giving of notice pursuant to Section 18(d) above), as soon as reasonably possible, but failure to notify the Company shall not relieve the Company or the Selling Shareholder of any obligation which it may have to the Underwriter under this Section 19, except to the extent the Company or the Selling Shareholder is materially prejudiced by such failure.

(d)	Remedy Not Exclusive

The remedies provided for in this Section 19 are not exclusive and shall not limit (except as provided for herein) any rights or remedies which may otherwise be available to any party at law or in equity.

20.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

21.	Expenses

Whether or not the Offering is completed or this Agreement is terminated, the Selling Shareholder and the Company shall share responsibility for all expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the Offering pursuant to the Offering Documents (including any amendments or supplements to the foregoing) incurred by the Company, on such terms as are agreed in writing between the Selling Shareholder and the Company, including, without limitation, (a) Canadian Securities Regulators and SEC filing fees and U.S. and Canadian stock exchange fees, as applicable; (b) printing, copying, messenger and delivery expenses; (c) expenses incurred in connection with any marketing activities; (d) reasonable fees, expenses and disbursements of legal counsel to the Company and the Selling Shareholder in all relevant jurisdictions; (e) reasonable fees, expenses and disbursements of the Company’s auditor, including the expenses of any special audits or comfort letters; (f) the costs and charges of any transfer agent, registrar or depositary and (i) all other costs and expenses incident to the performance of the obligations of the Company and Selling Shareholder hereunder for which provision is not otherwise made in this section. For the avoidance of doubt, the Selling Shareholder will have no responsibility for any expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the Offering pursuant to the Offering Documents (including any amendments or supplements to the foregoing) incurred by the Underwriter.

22.	Selling Shareholder Lock-Up

During the period beginning on the date hereof and ending on the date that is 180 days after the date hereof, the Selling Shareholder agrees that it shall not, and shall cause or direct any of its affiliates not to, directly or indirectly, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld, conditioned or delayed:

(a)

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares held by the Selling Shareholder as of the Closing Time, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares (such options, warrants or other securities, collectively, “Derivative Instruments”), in each case held by the Selling Shareholder as of the Closing Time; or

(b)

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares or Derivative Instruments held by the Selling Shareholder as of the Closing Time, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Shares or other securities, in cash or otherwise; or

(c)	agree to or publicly announce any intention to do any of the foregoing things,

provided that, the foregoing shall not apply to (i) pledges or security interests, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriter to be bound by restrictions set out in this Section 22; (ii) transfers pursuant to a bona fide third party take-over bid made to all shareholders of the Company, a plan of arrangement or amalgamation involving a change of control of the Company, or similar acquisition or business combination transaction provided that in the event that the take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any Common Shares, as applicable, held by the Selling Shareholder remain subject to the restrictions contained in this Section 22; (iii) transfers to affiliates of the Selling Shareholder, provided that such affiliate agrees in writing to be bound by the terms of this Section 22, or (iv) as a distribution to general partners or limited partners of the Selling Shareholder provided that such general partners or limited partners agree in writing to be bound by the terms of this Section 22.

23.	Company Standstill

During the period beginning on the date hereof and ending on the date that is 45 days after the date hereof, the Company agrees that it shall not, directly or indirectly, without the prior written consent of any of the Underwriter, such consent not to be unreasonably withheld, conditioned or delayed, (i) offer, sell, contract to sell, pledge, issue or grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or submit or file any registration statement with the SEC or prospectus with the Canadian Securities Regulators relating to, any securities of the Company that are substantially similar to the Common Shares, including but not limited to any options or warrants to purchase Common Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the Common Shares to be sold hereunder, (b) the grant, issuance exercise, vesting or settlement of awards (including Common Shares underlying such awards) pursuant to any employee, executive or director incentive compensation arrangement of the Company in accordance with the terms and conditions of the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, as may be adopted, amended or restated, (c) upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this Agreement, (d) as consideration in connection with arm’s length acquisitions, or (e) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards, or employee benefit plans of the Company described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

24.	Survival

The representations, warranties, obligations and agreements, including the indemnification and contribution obligations, of the Company and the Selling Shareholder contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriter or the termination of the Underwriter’s obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriter in connection with the preparation of the Offering Documents, any Offering Document Amendments or the distribution of the Shares.

25.	Time; Successors and Assigns

Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriter, the Company, the Selling Shareholder and, to the extent provided in Sections 18 and 19 hereof, their respective directors, officers, partners, employees and agents, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

26.	Governing Law; Submission to Jurisdiction; Appointment of Agent for Service

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein and the parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

27.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Company, addressed and sent to:

ATS Corporation

730 Fountain Street, Building #3

Cambridge, Ontario N3H 4R7

Attention: General Counsel

E-mail: [Redacted]

Fax: [Redacted]

with a copy (which shall not constitute notice) to Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, addressed and sent to:

Borden Ladner Gervais LLP

22 Adelaide Street West

Suite 3400

Toronto, ON M5H 4E3

Attention: Cameron A. MacDonald

E-mail: [Redacted]

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West

Suite 3100

Toronto, ON M5K 1J3

Attention: Christopher J. Cummings

E-mail: [Redacted]

If to the Selling Shareholder, addressed and sent to:

Mason Capital Master Fund, L.P.

c/o Mason Capital Management LLC

110 East 59th Street, 29th Floor

New York, New York 10022

Attention: Michael Martino

E-mail: [Redacted]

with a copy (which shall not constitute notice) to Norton Rose Fulbright Canada LLP and Schulte Roth & Zabel LLP, addressed and sent to:

Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000, P.O. Box 53

Toronto ON M5K 1E7 Canada

Attention: Walied Soliman and Paul Fitzgerald

E-mail: [Redacted]

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

Attention: David Curtiss

E-mail: [Redacted]

If to the Underwriter, addressed and sent to:

Scotia Capital Inc.

40 Temperance Street, 6th Floor

Toronto, Ontario M5H 0B4

Attention: Equity Capital Markets

with a copy (which shall not constitute notice to the Underwriter) to Stikeman Elliott LLP and Skadden, Arps, Slate, Meagher & Flom LLP addressed and sent to:

Stikeman Elliott

5300 Commerce Court West, 199 Bay Street

Toronto, ON M5L 1B9

Attention: Sean Vanderpol and Jonah Mann

E-mail: [Redacted]

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street

Suite 1750

Toronto, ON M5K 1J5

Attention: Ryan Dzierniejko

E-mail: [Redacted]

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 27. Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee. A notice which is personally delivered or delivered by e-mail shall, if delivered prior to 5:00 p.m. (New York City time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriter is required to obtain, verify and record information that identifies their respective clients, including the Company and the Selling Shareholder, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriter to properly identify their respective clients.

28.	[Reserved]

29.	Underwriter’s Activities

Nothing in this Agreement or the nature of the services to be provided by the Underwriter will be deemed to create a fiduciary or agency relationship between the Underwriter and the Company or the Selling Shareholder or their respective security holders, creditors, employees or any other person, as applicable. Each of the Company and the Selling Shareholder acknowledges and understands that: (a) the Underwriter may act as traders of, and dealers in, securities both as principal and on behalf of clients and that in the ordinary course of its trading and dealing activities, the Underwriter and its affiliates at any time may hold long or short positions in the securities of the Company or any of its respective related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (b) the Underwriter may conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to any such person and/or the Offering; and (c) the Underwriter or its affiliates may extend loans or provide other financial services in the ordinary course of business to any such person (collectively, “Bank Business”). Each of the Company and the Selling Shareholder agrees not to seek to restrict or challenge the ability of any of the Underwriter or its affiliates to conduct Bank Business.

Each of the Company and the Selling Shareholder acknowledges that the Underwriter is not advising the Company or the Selling Shareholder or any other person related to them as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. Each of the Company and the Selling Shareholder should consult with its own advisors concerning such matters and be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriter has no liability to the Company or the Selling Shareholder with respect thereto.

In performing its responsibilities under this Agreement, the Underwriter may use the services of its affiliates provided that it will be responsible for ensuring that such affiliates comply with the terms of this Agreement and provided that in the case of any affiliate which is a non-resident for purposes of the Income Tax Act (Canada), such services are not rendered in Canada.

30.	No Advisory or Fiduciary Responsibility

Each of the Company and the Selling Shareholder acknowledges and agrees that: (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Selling Shareholder, on the one hand, and the Underwriter, on the other; (ii) in connection therewith, the Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or the Selling Shareholder; (iii) the Underwriter has not assumed an advisory or fiduciary responsibility in favor of the Company or the Selling Shareholder with respect to the purchase and sale of the Shares pursuant to this Agreement hereby or any other obligation to the Company or the Selling Shareholder except the obligations expressly set forth in this Agreement; and (iv) each of the Company and the Selling Shareholder has consulted or had the opportunity to consult with its own legal and other advisors to the extent it deemed appropriate. Each of the Company and the Selling Shareholder agrees that it will not claim that the Underwriter, or any of its affiliates, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Selling Shareholder in connection with the purchase and sale of the Shares pursuant to this Agreement. None of the activities of the Underwriter in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriter with respect to any entity or natural person.

31.	[Reserved]

32.	Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile or by email in portable document (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other similar format and all such counterparts and electronic copies shall together constitute one and the same agreement.

33.	Entire Agreement

The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriter, the Selling Shareholder and the Company with respect to the subject matter hereof.

34.	Headings

The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed part of this Agreement.

[The remainder of this page has been left blank intentionally.]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the Underwriter upon which this Agreement as so accepted shall constitute an agreement among us.

SCOTIA CAPITAL INC.

By:	/s/ Dylan McGuire
Name: Dylan McGuire
Title: Director

[Signature Page to Underwriting Agreement]

The foregoing offer is accepted and agreed to as of the date first above written.

ATS CORPORATION

By:	/s/ Andrew P. Hider
Name: Andrew P. Hider
Title: Chief Executive Officer

By:	/s/ Ryan McLeod
Name: Ryan McLeod
Title: Chief Financial Officer

[Signature Page to Underwriting Agreement]

MASON CAPITAL MASTER FUND, L.P., By: Mason Management LLC, its general partner

By:	/s/ Michael E. Martino
Name: Michael E. Martino
Title: Managing Member

[Signature Page to Underwriting Agreement]

SCHEDULE A

TIME OF SALE PROSPECTUS

35.	Pricing Terms

(a)	The Selling Shareholder is selling 3,500,000 Common Shares.

(b)	The public offering price per Common Share will be $46.55.

36.	Free Writing Prospectuses

Press release dated March 27, 2024 announcing the offering.

A-1

SCHEDULE B

MATERIAL SUBSIDIARIES

Material Subsidiary	Jurisdiction of Organization
CFT S.p.A.	Italy
Process Automation Solutions GmbH	Germany
SP Industries, Inc.	Delaware

B-1